Trovagene, Inc.

11055 Flintkote Avenue

San Diego, CA 92921

November 12, 2019

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Greg Dundas

Re:                             Trovagene Inc.

Registration Statement on Form S-1, as amended

File No. 333-234442

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Trovagene, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:00 p.m., Eastern Standard Time, on Wednesday, November 13, 2019, or as soon thereafter as possible.

Please notify Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP, counsel to the Company, at (212) 634-3067 as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Thank you,

TROVAGENE, INC.

By:	/s/ Thomas H. Adams
Name:	Thomas H. Adams
Title:	Chief Executive Officer